Steven G. Canner 212 836-8136 Fax 212 836-6636 scanner@kayescholer.com
425 Park Avenue New York, New York 10022-3598 212 836-8000 Fax 212 836-8689 www.kayescholer.com
April 13, 2010
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Columbia Laboratories, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 19, 2010 File No. 001-10352
Dear Mr. Riedler:
          This letter is submitted on behalf of our client, Columbia Laboratories, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-10352) (the “Proxy Statement”) (a) set forth in your letter to Frank C. Condella, Jr., the Company’s Interim Chief Executive Officer, dated March 25, 2010 (the “Comment Letter”) and (b) presented telephonically on April 7, 2010 by Mike Rosenthall to the undersigned (the “Additional Comment”). In response to the Comment Letter and the Additional Comment, Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) is being filed concurrently herewith. All references to page numbers herein refer to pages in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1. The information in these responses was provided to us by the Company.
          The text of each comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s corresponding response.
     1. If you are soliciting authorization for the disposal of a significant business, you should include audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Unaudited financial statements of the business to be disposed should be included for the same periods. The registrant should include its pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods. If three years plus interim historical financial statements are presented, then for discontinued operations, the pro forma financial statements should include three years plus interim periods. See the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available

Mr. Jeffrey Riedler	- 2 -	April 13, 2010
Telephone Interpretations, Section H6. Please revise to include the required financial statements and pro forma information or tell us why you believe it is not required.
     RESPONSE: As discussed with the Staff, after a review of the relevant rules and guidance of the SEC and the Staff, including the material referred to in the Comment Letter, the Company respectfully submits that the asset sale component of the Watson Transactions does not constitute the disposition of a “business” or a “significant business combination.” Instead, the Company is of the view that the asset sale portion of the Watson Transactions constitutes the sale of specified assets by the Company. Therefore, as discussed below, the Company does not believe that the financial statements or pro forma financial information referred to in the Comment Letter are required to be included in the Proxy Statement.
     While under Delaware corporate law, the asset sale portion of the Watson Transactions is “a sale of all or substantially all” of the Company’s assets, the Purchase and Collaboration Agreement provides for, following the Closing, the Company’s continuing collaboration with Buyer regarding certain activities relating to the assets to be sold and the Company’s retention of certain rights/obligations to manufacture and sell Progesterone Products. In fact, after the Closing, the Company will manufacture and sell Progesterone Products to Buyer under the Supply Agreement to be entered into with Buyer and the Company will continue to manufacture and sell Progesterone Products under its existing supply agreement with Merck Serono. As discussed with the Staff, during the year ended December 31, 2009, approximately 86% of the Company’s sales of Progesterone Product within the U.S. were made to five major pharmaceutical distributors and, after the consummation of the Watson Transactions, sales of Progesterone Products within the U.S. will be made only to Buyer (at lower than current prices, and the Company expects Buyer to sell Progesterone Products primarily to these pharmaceutical distributors). The Company believes, as a result of the Watson Transactions, that it is merely changing its method of distribution of Progesterone Products within the U.S. such that its U.S. sales of Progesterone Products will be made in a similar manner to its current foreign sales. Thus, the Company, after the Closing, will continue to manufacture and sell Progesterone Products for distribution, but through partners (i.e., the Buyer and Merck Serono). Therefore, the nature of the Company’s revenue-producing activity will generally remain the same both before and after the Closing and there will be sufficient continuity of the Company’s operations prior to and after completion of the Watson Transactions to support the position that the Company is merely selling specific assets and not a “business.” As a result, the Company is of the view that prior financial statements of U.S. sales of Progesterone Products referred to in the Comment Letter are not required to be included in the Proxy Statement.
     The Company also believes for the reasons described herein that the pro forma financial information referred to in the Comment Letter would not be meaningful to an investor’s understanding of the Watson Transactions. As discussed with the Staff during our telephone conversation on April 8, 2010, the Company believes that it would not be able to present pro forma financial information regarding the asset sale component of the Watson Transactions had the Watson Transactions been consummated as of January 1, 2009. The SEC’s rules require pro forma adjustments to be “factually supportable” and tied to the specific transaction(s) that give rise to the requirement to present pro forma financial information. In the current instance, the Company, after the Closing, expects to sell Progesterone Products to Buyer under the Supply Agreement. While the selling price under the Supply Agreement is determinable, the Company also expects, pursuant to the Purchase and Collaboration Agreement, after the Closing, to receive royalty payments on Buyer’s Net Sales of Progesterone Products to third parties. The Company expects that these royalties will be a meaningful element of the amounts to be received under the Purchase and Collaboration Agreement, but the annual amount of revenues to be

Mr. Jeffrey Riedler	- 3 -	April 13, 2010
earned from this arrangement cannot be determined. This is because of the lack of any “factually supportable” basis to present the amount of Net Sales of Progesterone Product that Buyer would realize (or the timing or pricing of those Net Sales), as Buyer would have different sales and marketing organizations and efforts and different relationships with customers than the Company. Without the inclusion of information regarding the royalty payments in a pro forma presentation, the Company is of the view that such presentation in the Proxy Statement would not be meaningful to investors. As discussed with the Staff, in lieu of the pro forma financial information referred to in the Comment Letter and to provide meaningful information to the Company’s stockholders, the Company has included on page 66 of the Proxy Statement (x) textual disclosure regarding the amount of the Company’s sales of Progesterone Product in the U.S., (y) the cost of those sales and (z) selling and distribution costs associated with those sales, in each case, during the fiscal year ended December 31, 2009.
     For the reasons stated above, the Company submits that it is not disposing of a “business” but is merely disposing of specified assets and that the financial statements and pro forma financial information referred to in the Comment Letter are not required to be included in the Proxy Statement.
     The Company also believes that the asset sale component of the Watson Transactions would not result in discontinued operation treatment. To qualify as a discontinued operation, the results of operations of a component of an entity being disposed of must meet both of the following conditions:
a.	the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transactions; and

b.	the entity will not have any significant continuing involvement in the component after the disposal transaction.
     As discussed with the Staff and as described above, neither of the aforementioned conditions is met. Thus, the Company is of the view that the sale of specific assets contemplated by the Purchase and Collaboration Agreement should not be treated as a discontinued operation and the financial statements referred to in the Comment Letter relating to a discontinued operation need not be provided in the Proxy Statement.
     The Company also respectfully submits that it has incorporated by reference into the Proxy Statement its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which includes audited financial statements for each of the two most recent fiscal years. As of the date of Amendment No. 1, no financial information is available (or required to be included in the Proxy Statement) for any interim period after December 31, 2009. Also, please see the Company’s response to comment 4.
     2. Please revise your disclosure to include all of the information that would be required if your shareholders were voting on the note repurchase agreement, including pro forma financial statements for the exchange. Refer to Note A to Schedule 14A for further guidance. Alternatively, you may provide an analysis supporting your position that such disclosure is not required.
     RESPONSE: The Company has revised the Proxy Statement in accordance with the Staff’s comment above to include the information that would be required if the Company’s stockholders were voting on the Note Purchase Agreements. In that regard, the Company has also annexed the Note Purchase Agreement(s) to Amendment No. 1. Please note that the information required by Items 302,

Mr. Jeffrey Riedler	- 4 -	April 13, 2010
303, 304 and 305 of Regulation S-K, to the extent required to be included in the Proxy Statement, is incorporated by reference into the Proxy Statement from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and/or a Current Report on Form 8-K previously filed by the Company (see also, the Company’s response to comment 4). As discussed with the Staff, the Company notes that, in light of its response to comment 1 of the Comment Letter with respect to pro forma financial information relating to the asset sale portion of the Watson Transactions, that the provision of pro forma financial statements in the Proxy Statement relating to the Note Purchase Agreements would not provide meaningful disclosure to Company stockholders and would potentially give undue prominence to the transactions contemplated by the Note Purchase Agreements relative to the asset sale (especially in light of the fact that Company stockholders are not voting on those transactions). However, as discussed with the Staff, the Company has included in the Proxy Statement pro forma capitalization information as of December 31, 2009 reflecting the effect of transactions contemplated by the Note Purchase Agreements (and the issuance of shares of Common Stock in connection with the Watson Transactions). Please see pages 32 and 67-73 of Amendment No. 1 and Annex D to the Proxy Statement.
     3. Please disclose any plans or commitments your company has, other than the sale of shares to Watson and the note repurchase agreement, to issue the newly authorized shares of common stock. If you do not have any such plans to issue the newly authorized shares beyond those plans referenced, please indicate as such in your disclosure.
     RESPONSE: The Company has revised the Proxy Statement to address the Staff’s comment. Please see page 127 of Amendment No. 1.
     4. Is the Company eligible to incorporate information by reference into the Proxy Statement?
     RESPONSE: The Company believes that is eligible to incorporate information by reference into the Proxy Statement pursuant to Item 13(b) and Instructions D and E of Schedule 14A because: (i) the Company meets the requirements of General Instruction I.A. of Form S-3; (ii) the Company meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3; and (iii) of the other reasons set forth below.
     First, General Instruction I.A. of Form S-3 sets out six requirements applicable to the Company, which are: (1) being organized under the laws of the United States or any state or territory thereof or the District of Columbia and having its principal business operations in the United States or its territories; (2) having a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or being required to file reports pursuant to Section 15(d) of the Exchange Act; (3) being subject to Exchange Act filing requirements and timely filing all materials required to be filed pursuant to such requirements for the preceding twelve calendar months; (4) timely filing all required reports during the preceding twelve calendar months and the portion of the current month preceding incorporation by reference; (5) lacking any default that would be material to the financial position of the Company on any dividend, sinking fund installment on preferred stock, installment on indebtedness for borrowed money or any rental on a long term lease and (6) requirements as to electronic filings. The Company has informed us that it fulfills each of these requirements.
     Second, General Instruction I.B.1 of Form S-3 sets forth one requirement that is applicable — that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the

Mr. Jeffrey Riedler	- 5 -	April 13, 2010
Company must be $75 million or more. According to the instructions in Form S-3 to General Instruction I.B.1, the aggregate market value may be computed using the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of filing. On March 3, 2010, a date within 60 days prior to the date of filing of the Proxy Statement (and Amendment No. 1), the Common Stock, which is traded on the NASDAQ Global Market, closed at $1.35. As of such date, the number of shares of Common Stock that were not held by affiliates of the Company was 61,347,564. Accordingly, the aggregate market value of voting and non-voting common equity held by non-affiliates of the Company was $82,819,211.40 within 60 days of filing of the Proxy Statement and Amendment No. 1. Therefore, the Company believes that it meets this requirement and “meets the requirements of Form S-3,” as defined in Note E to Schedule 14A.
     In addition, the Company has concluded that the information incorporated by reference into the Proxy Statement substantially meets the requirements of Item 13 of Schedule 14A and that such information is not required pursuant to the requirements of another Item of Schedule 14A, thus, satisfying the requirements for incorporation by reference of information pursuant to Item 13 of Schedule 14A.
     The Company also believes that it has met the general requirements for incorporation by reference in Note D to Schedule 14A, as incorporation by reference by the Company will not render the information so incorporated incomplete, unclear or confusing. Moreover, the Company has listed on the last page of the Proxy Statement all documents incorporated by reference and the Company has provided in the Proxy Statement, under the heading “Where You Can Find More Information,” the address and telephone number to which requests for copies of documents incorporated by reference may be directed.
     For all of these reasons, the Company believes it has met the requirements to incorporate information by reference into the Proxy Statement.
     In connection with the Staff’s comments, the Company has requested us to inform you that it acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement (and the amendments thereto);

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler	- 6 -	April 13, 2010
     Thank you for your assistance in this matter. Please call upon the undersigned at (212) 836 - 8136 if we can be of further assistance. We thank you in advance for your customary courtesy.
Sincerely,
/s/ Steven G. Canner
Steven G. Canner

cc:	Mr. Mike Rosenthall Ms. Lisa Vanjoske Mr. James Rosenberg Mr. Frank C. Condella, Jr. Mr. Larry Gyenes Mr. Michael McGrane, Esq.